Exhibit 99.1

Zhibao Technology Signs Definitive Agreement to Acquire NEXSYS TECH for Planned AI Computing Infrastructure Business

KEY HIGHLIGHTS

●	Strategic Acquisition: Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”) has entered into a definitive Merger and Acquisition Agreement dated September 28, 2026, to acquire 100% of the issued shares of NEXSYS TECH SDN. BHD. (“NEXSYS”), a newly incorporated Malaysian entity set to develop an AI computing infrastructure business.

●	Performance-Based Share Consideration: The transaction structure comprises $1 in cash at closing plus up to $7.5 million in contingent earn-out consideration, payable solely through Class A ordinary shares if NEXSYS achieves up to $3.015 million in cumulative audited net profit over a 27-month evaluation term.

●	Planned AI Infrastructure Scope: NEXSYS’s planned operations focus on high-end GPU servers, high-performance computing hardware, cluster integration, and hosting/leasing services for applications including large model training and AI inference.

●	Regional Strategic Footprint: NEXSYS’s preliminary cooperation arrangements relate to data center facilities in East Malaysia and Indonesia covering an aggregate rack power capacity of approximately 26 megawatts (MW).

NEW YORK — September 28, 2026 — Zhibao Technology Inc. (NASDAQ: ZBAO) (“Zhibao,” “we,” or the “Company”), a leading high-growth InsurTech company and pioneer of the 2B2C digital embedded insurance model in China, today announced that it has entered into a Merger and Acquisition Agreement dated September 28, 2026, with Choi Sai Wai, the sole shareholder of NEXSYS TECH SDN. BHD. (“NEXSYS”), to acquire all of NEXSYS’s issued shares. NEXSYS is a newly incorporated Malaysian company through which Zhibao intends to expand its strategic scope and develop an AI computing infrastructure business.

Completion of the acquisition remains subject to customary closing conditions specified in the agreement.

Purchase Consideration & Structure Under the terms of the agreement, the total consideration consists of:

●	Initial Cash Consideration: $1 payable in cash at closing.

●	Contingent Earn-Out Consideration: Up to $7.5 million payable solely through the issuance of Zhibao’s Class A ordinary shares, if and to the extent earned based on audited net profit.

Entitlement to earn-out consideration is governed solely by audited net profit targets, with a aggregate cumulative net profit target of $3.015 million across the full 27-month evaluation term (supported by a reference revenue objective of $201 million).

The $7.5 million represents a dollar-denominated cap on contingent share consideration, not an automatic cash payment or an amount due at closing. No consideration shares will be issued before the applicable audited results and corresponding earn-out amounts have been finally determined.

Overview of Planned AI Computing Infrastructure Business NEXSYS is a newly incorporated entity with no historical operating business or operating results prior to this transaction. Following closing, its proposed business is expected to focus on high-end GPU servers and high-performance computing hardware, computing cluster integration and deployment, computing power hosting and leasing, and related scheduling and maintenance services. Target applications include large model training, AI inference, scientific computing, and 3D rendering.

According to information provided by NEXSYS management and recorded in the agreement:

●	Hardware Procurement & Supply Chain: NEXSYS has completed know-your-customer (KYC) verification in Malaysia in connection with the proposed procurement of systems incorporating top-of-the-line GPUs. Management reports the ability to place orders directly with leading server manufacturers and suppliers, with estimated delivery lead times of 4 to 8 weeks per order. All procurement remains subject to supplier acceptance, product availability, applicable export controls, and regulatory requirements.

●	Data Center Infrastructure Arrangements: NEXSYS has established cooperation arrangements relating to internet data center (IDC) facilities in East Malaysia and Indonesia covering an aggregate rack power capacity of approximately 26 megawatts (MW). The scope and availability of NEXSYS’s rights remain subject to underlying agreements.

●	Target Customer Market: The business is intended to serve overseas computing power leasing and related service needs of Chinese AI companies. Several leading Chinese technology and AI companies have been identified by NEXSYS management as prospective target customers, but do not represent existing customers or binding purchase commitments.

Performance-Based Share Consideration Mechanism The agreement establishes a 27-month evaluation term from October 1, 2026, through December 31, 2028, divided across five evaluation periods:

●	Target Objectives: Over the full term, contractual reference business objectives comprise aggregate revenue of $201 million and a reference net profit margin of 1.5%, establishing an aggregate net profit earn-out target of $3.015 million. Only audited net profit governs entitlement to earn-out consideration.

●	Evaluation Periods & Base Earn-Out: Each of the five evaluation periods carries a net profit target and a maximum base earn-out of $1.5 million (calculated as $1.5 million multiplied by actual audited net profit divided by that period’s target, capped at 100%).

●	Catch-Up & Acceleration: Cumulative catch-up provisions allow previously unearned amounts to be restored if cumulative audited net profit meets aggregate targets. If cumulative audited net profit reaches $3.015 million before December 31, 2028, the remaining balance of the $7.5 million maximum becomes earned.

●	Audit & Share Pricing: Net profit will be measured under U.S. GAAP after income taxes and audited by an independent external auditor. Earned consideration shares will be issued within five business days following final audit determination. The share count will equal the finally determined dollar amount divided by the official NASDAQ closing sale price on the trading day immediately preceding the actual issue date.

Closing Terms The acquisition is expected to close within 30 days after signing, subject to customary closing conditions, including satisfactory completion of due diligence, clear title, and required corporate and regulatory approvals. At closing, Zhibao will become NEXSYS’s sole shareholder and consolidate its financial results from the date control is obtained.

Management Commentary “I am excited to welcome the NEXSYS team to the Zhibao family,” said Ms. Jinmei Guo Hellstroem, CEO of Zhibao Technology. “I expect this transaction will open a new revenue stream for Zhibao and advance our goals of diversifying revenue and business across different countries, and to bolster our technological capabilities in the fintech and insurtech spaces.”

“Since our founding in 2015, Zhibao has prided itself on our technical ability – using our Platform as a Service (PaaS) to deliver embedded insurance solutions to individual and SME customers via our 2B2C business model,” said Mr. Botao Ma, Director of Zhibao. “With this step, we solidify our technological leadership, which I expect will turbocharge our ability to use innovative technologies to provide valuable insurance and other services to our existing and new customers.”

About Zhibao Technology Inc. Zhibao Technology Inc. is a leading and high-growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao pioneered in China. Zhibao launched the first digital insurance brokerage platform in China in 2020, powered by its proprietary PaaS (“Platform as a Service”). Zhibao has developed over 40 proprietary digital insurance solutions addressing different scenarios in a wide range of industries, including travel, sports, logistics, utilities, and e-commerce. For more information, please visit: ir.zhibao-tech.com.

Forward-Looking Statements Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, the receipt of shareholder approval, the satisfaction of post-closing covenants, and other factors discussed in the “Risk Factors” section of our annual reports on Form 20-F (as amended) and registration statements on Form F-1 (as amended) that have been filed or will be filed from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Investor Relations Contact

Zhibao Technology Inc.

Investor Relations

Office Email: ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

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